                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*
   The Goldman Sachs Group, Inc.
    as successor to The Goldman Sachs Group, L.P. (01)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York,                        NY                   10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Coram Healthcare Corporation
   (CRH)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Year

   April/1999
================================================================================
5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |            | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |2.          | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Transaction | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |Date        | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |(mm/dd/yy)  |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

              |         |        |       |              |                 |                        |        |9.      |10.   |      |
              |         |        |       |              |                 |                        |        |Number  |Owner-|      |
              |         |        |       |              |                 |                        |        |of      |ship  |      |
              |2.       |        |       |              |                 |                        |        |Deriv-  |of    |      |
              |Conver-  |        |       | 5.           |                 |7.                      |        |ative   |Deriv-|11.   |
              |sion     |        |       | Number of    |                 |Title and Amount        |        |Secur-  |ative |Nature|
              |or       |        |       | Derivative   |6.               |of Underlying           |8.      |ities   |Secur-|of    |
              |Exer-    |        |4.     | Securities   |Date             |Securities              |Price   |Bene-   |ity:  |In-   |
              |cise     |3.      |Trans- | Acquired (A) |Exercisable and  |(Instr. 3 and 4)        |of      |ficially|Direct|direct|
              |Price    |Trans-  |action | or Disposed  |Expiration Date  |------------------------|Deriv-  |Owned   |(D) or|Bene- |
1.            |of       |action  |Code   | of (D)       |(Month/Day/Year) |             |Amount    |ative   |at End  |In-   |ficial|
Title of      |Deriv-   |Date    |(Instr | (Instr. 3,   |-----------------|             |or        |Secur-  |of      |direct|Owner-|
Derivative    |ative    |(Month/ |8)     | 4 and 5)     |Date    |Expira- |             |Number    |ity     |Month   |(I)   |ship  |
Security      |Secur-   |Day/    |------ | ------------ |Exer-   |tion    |             |of        |(Instr. |(Instr. |(Instr|(Instr|
(Instr. 3)    |ity      |Year)   |Code |V|  (A)  | (D)  |cisable |Date    |Title        |Shares    |5)      |4)      |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Series B      |         |        |     | |       |      |        |        |             |          |        |        |      |      |
Convertible   |         |        |     | |       |      |        |        |             |          |        |        |      |      |
Subordinated  |         |        |     | |       |      |        |        |             |19,981,267|        |        |      |      |
Notes         |$2.00(02)|        |J(02)| |       |      | Immed. |04/15/08|Common Stock |   (02)   |        |   03   |  03  |  03  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock  |         |        |     | |       |      |        |        |             |          |        |        |      |      |
Warrants      |         |        |     | |       |      |        |        |             |          |        |        |      |      |
(right to buy)| $.001   |        |     | |       |      | Immed. |10/13/00|Common Stock |   178,427|        |   04   |  04  |  04  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock  |         |        |     | |       |      |        |        |             |          |        |        |      |      |
Warrants (03) |         |        |     | |       |      |        |        |             |          |        |        |      |      |
(right to buy)| $.001   |        |     | |       |      | Immed. |   04   |Common Stock |   863,588|        |04 & 05 |04&05 |04&05 |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock  |         |        |     | |       |      |        |        |             |          |        |        |      |      |
Warrants      |         |        |     | |       |      |        |        |             |          |        |        |      |      |
(right to buy)|$22.125  |        |     | |       |      | Immed. |07/11/99|Common Stock |       249|        |   249  |  06  |  06  |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by Goldman Sachs Credit Partners, L.P. ("GS Credit Partners"), Goldman Sachs Global Holdings L.L.C. ("GS Global Holdings"), The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman
Sachs", and together with GS Credit Partners, GS Global Holdings and GS Group, the "Reporting Persons"). The principal business address of each of GS Global Holdings, GS Group and Goldman Sachs is 85 Broad Street, New York, New York 10004. The principal business address of GS Credit Partners is Conyers, Dill & Pearman, Church Street, Hamilton HM CX, Bermuda.

Explanation of Responses:

01: As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity.

02: Reflects a reduction in the conversion rate of the Series B Convertible Subordinated Notes, due 2008 of Coram Healthcare Corporation (the "Company") from $3.00 per share of Common Stock to $2.00 per share of Common Stock.

03: Goldman Sachs, GS Group and GS Global Holdings may be deemed to own beneficially and indirectly in the aggregate 19,981,267 shares of Common Stock by reason of the ownership by GS Credit Partners of (a) $30,970,375.22 principal amount of Series B Convertible Subordinated Notes of the Company due 2008 ("Convertible Notes") issued pursuant to the Securities Exchange Agreement dated May 6, 1998, as amended (the "Securities Exchange Agreement") which are convertible into 15,485,188 shares of Common Stock and (b) $8,992,158.80 principal amount of Convertible Notes issued pursuant to the Securities Exchange Agreement and held subject to a risk participation agreement ("Risk Participation Notes") which are convertible into 4,496,079 shares of Common Stock. GS Credit Partners and certain other parties (collectively the "Noteholders") entered into the Securities Exchange Agreement with the Company and Coram, Inc. GS Group is the 99% owner of GS Global Holdings. Under the terms of the Convertible Notes the Company has the right, in lieu of payment of interest on the Convertible Notes in cash, to pay interest on each interest payment date through the issuance of additional Convertible Notes in principal amount equal to the amount of interest then due and owing. Such interest accrues quarterly at the rate of 8% per annum until maturity. GS Global Holdings is the general partner of GS Credit Partners. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs, GS Group and GS Global Holdings each disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

GS Credit Partners may be deemed to own beneficially and directly $30,970,375.22 principal amount of Convertible Notes issued pursuant to the Securities Exchange Agreement which are convertible into 15,485,188 shares of Common Stock and beneficially and indirectly $8,992,158.80 principal amount of Risk Participation Notes which are convertible into 4,496,079 shares of Common Stock. Under the terms of the Convertible Notes the Company has the right, in lieu of payment of interest on the Convertible Notes in cash, to pay interest on each interest payment date through the issuance of additional Convertible Notes in principal amount equal to the amount of interest then due and owing.

04: Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly warrants to purchase 178,427 shares of Common Stock of the Company and New Warrants (as defined below) to purchase 863,588 shares of Common Stock of the Company. GS Group disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

05: Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly warrants to purchase 863,588 shares (subject to antidilution and other adjustments) of Common Stock of the Company (the "New Warrants"). The New Warrants were issued pursuant to the warrant agreement dated as of August 26, 1998 to which GS Credit Partners and the Company were party (the "New Warrant Agreement") in connection with the senior loan agreement dated as of August 20, 1998 to which GS Credit Partners and the Company were party (the "Senior Loan Agreement"). The New Warrants are exercisable on or before the earlier to occur of (i) thirty months from the closing date of the Senior Loan Agreement and (ii) such earlier date on which the revolving credit commitments of the Senior Loan Agreement terminate at an exercise price equal to the par value of such New Warrant Share (i.e., $0.001 per share).

06: Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly warrants to purchase 249 shares of Common Stock of the Company. GS Group disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Signatures:

THE GOLDMAN SACHS GROUP, INC.


By:       s/ Hans L. Reich
     ----------------------------
     Name:   Hans L. Reich
     Title:  Attorney-in-fact


GOLDMAN, SACHS & CO.


By:       s/ Hans L. Reich
     ----------------------------
     Name:   Hans L. Reich
     Title:  Attorney-in-fact


GOLDMAN SACHS CREDIT PARTNERS, L.P.



By:       s/ Hans L. Reich
     ----------------------------
     Name:   Hans L. Reich
     Title:  Attorney-in-fact



GOLDMAN SACHS GLOBAL HOLDINGS L.L.C


By:       s/ Hans L. Reich
     ----------------------------
     Name:   Hans L. Reich
     Title:  Attorney-in-fact


Date:  May 10, 1999





** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.